OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD DIRECTOR CHANGE and OPTION GRANT

Vancouver, BC, Canada –February 17, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that Ian Slater, has resigned as a director of Miranda, in order to focus on Red Eagle’s development of the San Ramos project in Colombia. He has served as a non-executive independent director and most recently audit committee chair since December 10, 2007. The Board thanks Ian for his contribution as a director and wishes him every success.

The Board is pleased to appoint and welcome Kevin Nishi to its Board and as chair of the audit committee.

Mr. Nishi is a Chartered Accountant and Chartered Business Valuator in practice with Smythe Ratcliffe LLP, Chartered Accountants. He has been a partner of the firm since 1996. Mr. Nishi holds a Bachelor of Business Administration from Simon Fraser University. Mr. Nishi has extensive background in accounting and auditing for public and private companies and he is a director of several publicly traded mineral exploration companies.

Miranda further reports that the Board granted stock options to Mr. Nishi on 100,000 shares of the Company’s capital stock; exercisable for up to five years at a price of $0.145 per share, which price is a premium to the last price of the Company’s shares prior to the date of grant.  The options granted will vest immediately.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Montezuma Mines Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.